UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-8803

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Material Sciences Corporation

Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Material Sciences Corporation

2200 East Pratt Boulevard

Elk Grove Village, Illinois 60007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Committee

Material Sciences Corporation

    Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Material Sciences Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2005 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois

July 6, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Material Sciences Corporation

    Retirement Plan Committee:

We have audited the accompanying statement of net assets of Material Sciences Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

October 14, 2005

Material Sciences Corporation

Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets
Participant-directed investments (note C)	$42,675,854	$43,353,156

Receivables
Employer contributions	7,727	23,305
Participant contributions	20,270	92,786
Dividend income receivable	34,352	—

Total receivables	62,349	116,091

NET ASSETS AVAILABLE FOR BENEFITS	$42,738,203	$43,469,247

The accompanying notes are an integral part of these statements.

Material Sciences Corporation

Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005

Additions
Investment income
Net appreciation in fair value of investments (note C)	$1,190,741
Dividends and interest	1,500,241

Net investment income	2,690,982

Contributions
Participant	2,187,862
Employer	711,081
Rollover	593,614

Total contributions	3,492,557

Total additions	6,183,539

Deductions
Benefits paid to participants	6,909,023
Administrative expenses	5,560

Total deductions	6,914,583

NET DECREASE	(731,044)

Net assets available for benefits
Beginning of year	43,469,247

End of year	$42,738,203

The accompanying notes are an integral part of these statements.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Material Sciences Corporation Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on January 1, 1976, as a defined contribution savings and investment plan. Employees of Material Sciences Corporation (“MSC”) and its subsidiaries (collectively, the “Company”) are eligible to participate in the Plan. An employee is eligible to participate in the Plan starting on either January 1, April 1, July 1 or October 1 after their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

The Pension Committee, consisting of current employees of the Company, administers the Plan. Mercer HR Services (the “Trustee”) is the trustee and performs record-keeping tasks for the Plan.

Contributions

Each year, participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The combined pretax and after-tax contributions, up to 6% of the participants’ compensation, are designated as “Basic Contributions.” Any contribution in excess of the 6% of participants’ compensation is designated as “Supplemental Contributions.” The combined pretax and after-tax contributions cannot exceed 50% of the participants’ compensation.

The Company makes matching contributions to the Plan and these contributions are allocated to participant accounts. The amount of the matching contribution is determined by the Company. Through June 30, 2005, participants received 35% of the first 6% of base compensation. Effective July 1, 2005, participants received a matching contribution equal to the following percentage:

• MSC Non-Union Employees	50% of the first 6% of base compensation
• MSC Bargaining Unit (Elk Grove Village)	60% of the first 6% of base compensation
• MSC Bargaining Unit (Morrisville)	60% of the first 6% of base compensation
• MSC Bargaining Unit (Walbridge)	35% of the first 6% of base compensation

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions-continued

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the years ended December 31, 2005 and 2004.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contributions and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants may direct the investment of their total account balances into various mutual funds, a common collective trust (“CCT”) fund and a Company stock fund currently available in the Plan.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Forfeited Accounts

Upon termination of employment, any amounts not vested are forfeited and are applied toward future Company matching contributions or administrative expenses. At December 31, 2005 and 2004, forfeited accounts totaled $93,988 and $35,845, respectively. During the year ended December 31, 2005, no forfeitures were applied. Subsequent to year end, some forfeitures have been applied.

Payment of Benefits

Upon retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or periodic installment payments.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN - Continued

Loans and Distributions to Participants

Participants may borrow as much as 50% of their vested account balances or $50,000, whichever is less. The minimum loan amount is $1,000. Most loans must be repaid within five years. The loan period is extended to 15 years if the loan proceeds were used to purchase a primary residence. Loans are secured by the balance in the participant’s account. The interest rate is prime plus 1%. Participants may request a distribution of their after-tax funds, including their vested Company match. In addition, hardship distributions are permitted if certain criteria are met. Such withdrawals, however, are subject to a 10% excise tax if the participant is less than 59 1/2 years of age and the withdrawal does not qualify for exemption under IRC regulations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with standards of the Public Accounting Oversight Board (United States) and with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition - Continued

The Plan’s interest in the Putnam Stable Value Fund at December 31, 2005 and 2004, is a CCT. The Plan owns shares in this CCT which, in turn, holds shares in the underlying securities. The Putnam Stable Value Fund holds investments in guaranteed investment contracts. These investment contracts provide for benefit-responsive withdrawals at contract value. These investments are valued at contract value, which approximates fair value, as determined by the Trustee (that being contract value representing investing principal plus accrued interest thereon). At December 31, 2005 and 2004, the crediting interest rates for the CCT were approximately 4.7% and 4.5%, respectively, and the average yield for the year ended December 31, 2005, was approximately 4.5%.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

The Company pays all administrative expenses of the Plan except for certain investment management charges, distributions and loan processing fees.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2005 and 2004.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE C - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2005	2004
George Putnam of Boston Fund	$5,223,766	$5,404,846
ABN AMRO Veredus Aggressive Growth Fund	2,479,595	2,863,186
Dodge & Cox Stock Fund	8,517,949	8,577,685
Putnam Voyager Fund	3,744,731	5,402,336
Putnam S & P 500 Index Fund	2,089,780	2,189,406
Putnam Stable Value Fund	9,442,448	9,567,738
Neuberger & Berman Genesis Trust Fund	3,940,667	2,415,410
William Blair International Growth Fund	3,110,743	2,229,035

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,190,741 as follows:

Mutual funds
Putnam George Putnam of Boston Fund	$(42,169)
Putnam S & P 500 Index Fund	94,464
Putnam Voyager Fund	140,079
William Blair International Growth Fund	350,137
Oakmark International Fund	82,697
ABN AMRO Veredus Aggressive Growth Fund	43,147
Neuberger & Berman Genesis Trust Fund	365,303
Dodge & Cox Stock Fund	439,223
T. Rowe Price Growth Stock Fund	10,694

Total mutual funds	1,483,575
Common stock	(292,834)

Net appreciation of investments	$1,190,741

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE C - INVESTMENTS - Continued

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE D - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan is designed in accordance with applicable Internal Revenue Code (the “IRC”) requirements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt as of the financial statement dates.

NOTE E - RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Mercer HR Services, the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 43,840 and 93,121 shares, respectively, of the common stock of MSC, the Plan’s sponsor. During the year ended December 31, 2005, the Plan recorded no dividend income related to such stock.

NOTE F - PLAN TERMINATION

Although the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions set forth in ERISA. In the event of termination, the Plan provides that the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in the order and amounts provided for in the Plan document, and that all participants shall become fully vested in their Company contribution accounts at that time.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE G – SUBSEQUENT EVENTS

Effective July 1, 2006, all non bargaining unit employees will receive a minimum retirement contribution of 1.75%, as defined in the eighth amendment to the Plan.

In addition, effective July 1, 2006, the Company matching contribution for the MSC Bargaining Unit (Morrisville) has been reduced to 50% of the first 6% of base compensation.

Material Sciences Corporation

Savings and Investment Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Identity of issuer	Description of investment	Current value
	Mutual Funds:
Putnam Investments	George Putnam of Boston Fund	$5,223,766
	S & P 500 Index Fund	2,089,780
	Voyager Fund	3,744,731
William Blair	International Growth Fund	3,110,743
Oakmark	Oakmark International Fund	1,724,250
ABN AMRO	Veredus Aggressive Growth Fund	2,479,595
Neuberger & Berman	Genesis Trust Fund	3,940,667
Dodge & Cox	Stock Fund	8,517,949
T Rowe Price	Growth Stock Fund	309,047
	Common Stock:
*Material Sciences Corporation	Material Sciences Corporation common stock	618,141
	Common Collective Trust:
Putnam Investments	Stable Value Fund	9,442,448
	Loans to Participants:
*Loans to participants	Interest rates ranging from 5.0% to 10.5%, maturing from 2006 to 2012	1,474,737

		$42,675,854

*	Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 7th day of July, 2006.

MATERIAL SCIENCES CORPORATION
SAVINGS AND INVESTMENT PLAN

By:	Material Sciences Corporation,
Plan Administrator

By:	/s/ James M. Froisland
James M. Froisland
Senior Vice President, Chief Financial
Officer, Chief Information Officer and
Corporate Secretary

By:	/s/ John M. Klepper
John M. Klepper
Vice President, Human Resources

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firms.